UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **May 11, 2009**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY 10022	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On May 11, 2009, American Independence Corp. issued a press release announcing results of operations for the three months ended March 31, 2009, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated May 11, 2009.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: May 11, 2009
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   **CONTACT: DAVID T. KETTIG**
485 MADISON AVENUE   **(212) 355-4141 Ext. 3047**
NEW YORK, NEW YORK 10022   www.americanindependencecorp.com
NASDAQ – AMIC

NEWS RELEASE

AMERICAN INDEPENDENCE CORP. ANNOUNCES
2009 FIRST-QUARTER RESULTS

New York, New York, May 11, 2009. American Independence Corp. (NASDAQ: AMIC) today reported 2009 first-quarter results. This press release contains both GAAP and non-GAAP financial information for which reconciliations can be found at the end of this release.

Financial Results

The Company's operating income[1] for the three months ended March 31, 2009 was $1.9 million ($.22 per share, diluted), as compared to $1.2 million ($.14 per share, diluted) for the three months ended March 31, 2008.

Revenues decreased to $26.7 million for the three months ended March 31, 2009, compared to revenues of $28.4 million for the three months ended March 31, 2008. Net income increased to $1.4 million ($.16 per share, diluted), net of a provision for income taxes of $0.7 million, for the three months ended March 31, 2009, compared to $0.8 million ($.10 per share, diluted), net of a provision for income taxes of $0.5 million, for the three months ended March 31, 2008. As of March 31, 2009, AMIC had approximately $274 million of federal net operating loss carryforwards. To the extent that AMIC utilizes any such carryforwards, it will not pay any income taxes, except for federal alternative minimum taxes and state income taxes.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "We are pleased that our operating income from continuing operations increased 54% and net income increased 73% for the quarter ended March 31, 2009, as compared to the quarter ended March 31, 2008. We are also pleased with the sequential increase in non-GAAP operating income to $1.9 million for the first quarter of 2009 from $.6 million in the fourth quarter of 2008. The improvement in both operating income and net income is largely due to significantly improved underwriting results on both our medical stop-loss and fully insured health lines of business, offset by reduced medical stop-loss premiums. We anticipate that our improved operating results will continue in 2009 as a result of stricter underwriting guidelines. We are also gratified by the increase in book value to $9.88 per share at

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[1] Operating income is a non-GAAP measure and is defined as net income excluding non-cash charges related to the amortization of certain intangible assets recorded in purchase accounting, net realized investment losses, losses from discontinued operations and the federal income tax charge related to deferred taxes. The Company believes that the presentation of operating income may offer a better understanding of the core operating results of the Company. A reconciliation of net income to operating income is presented as an attachment to this press release.

March 31, 2009, from $9.75 per share at December 31, 2008. The adjusted book value per share[2] was $10.39 at March 31, 2009."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP: (i) Operating income is net income excluding non-cash charges related to the amortization of intangible assets recorded in purchase accounting, net realized investment gains (losses) and the federal income tax charge related to deferred taxes, (ii) Operating income per share is operating income (loss) on a per share basis, and (iii) Adjusted book value per share represents AMIC's book value per share excluding the per share value of net unrealized investment gains and losses (per SFAS 115), after taxes. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Operating Income from Continuing Operations" and "Reconciliation of GAAP Book Value Per Share to Non-GAAP Adjusted Book Value Per Share" schedules below.

About American Independence Corp.

AMIC, through Independence American Insurance Company and its other subsidiaries, offers health insurance solutions to individuals and employer groups. AMIC provides to the individual and self-employed markets health insurance and related products, which are distributed through its subsidiaries, Independent Producers of America, LLC and healthinsurance.org, LLC. AMIC markets medical stop-loss, small group major medical, and managed care insurance and reinsurance through managing general underwriters, including IndependenceCare Holdings LLC, Marlton Risk Group LLC and Risk Assessment Strategies, Inc.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission.

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[2] Adjusted book value per share is a non-GAAP measure which represents AMIC's book value per share and excludes the per share value of net unrealized investment gains and losses (per SFAS 115), after taxes. A reconciliation of book value per share to adjusted book value per share is included in this press release.

AMERICAN INDEPENDENCE CORP.
FIRST QUARTER REPORT
MARCH 31, 2009
(In thousands except per share data)

	Three Months Ended March 31,	
	2009	**2008**
Premiums earned	$ 21,947	$ 25,244
MGU and agency income	3,754	2,428
Net investment income	713	855
Net realized investment gains (losses)	226	(27)
Other income (loss)	42	(97)
Revenues	26,682	28,403
Insurance benefits, claims and reserves	13,846	17,552
Selling, general and administrative expenses	10,426	9,347
Amortization and depreciation	209	176
Expenses	24,481	27,075
Income before income tax	2,201	1,328
Provision for income taxes	746	457
Net income	1,455	871
Less: Net income attributable to the noncontrolling interest	(60)	(65)
Net income attributable to American Independence Corp.	$ 1,395	$ 806
Basic income per common share:		
Net income attributable to American Independence Corp. common shareholders	$ .16	$ .10
Weighted-average shares outstanding	8,504	8,504
Diluted income per common share:		
Net income attributable to American Independence Corp. common shareholders	$ .16	$ .10
Weighted-average diluted shares outstanding	8,504	8,528

As of March 31, 2009 there were 8,503,989 common shares outstanding, net of treasury shares.

RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO NON-GAAP
OPERATING INCOME FROM CONTINUING OPERATIONS
(In thousands except per share data)

	Three Months Ended March 31,	
	2009	**2008**
Income from continuing operations	$ 1,395	$ 806
Amortization of intangible assets related to purchase accounting	34	4
Net realized investment (gains) losses	(226)	27
Federal income tax charge related to deferred taxes for operating income	698	395
Operating Income from continuing operations	$ 1,901	$ 1,232

Non - GAAP Basic Income Per Common Share:

Operating Income from continuing operations	$ .22	$ .14

Non - GAAP Diluted Income Per Common Share:

Operating Income from continuing operations	$ .22	$ .14

RECONCILIATION OF GAAP BOOK VALUE PER SHARE TO
NON-GAAP ADJUSTED BOOK VALUE PER SHARE

	March 31, 2009
Book Value per share	$ 9.88
Net unrealized losses, after tax, per share	.51
Adjusted book value per share	$ 10.39

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